Exhibit 1

ASX Release 28 February 2023 Appointment of Non-executive Directors to Westpac Board Westpac Banking Corporation (Westpac) has today announced the appointment of Tim Burroughs and Michael Ullmer AO as independent Non-executive Directors, subject to regulatory approval. Tim’s appointment is expected to be effective on 10th March 2023 and Michael’s appointment is expected to be effective on 3 rd April 2023. The two new appointments replace former directors Steven Harker and Peter Marriott. Westpac Chairman, John McFarlane said, “We are delighted to welcome Tim and Michael to the Board as we continue the process of Board renewal. Westpac will benefit greatly from their respective extensive experience in the financial services industry, including management experience in regulated entities in Australia and internationally. Both appointments will further strengthen the Board and complement the skills and experience of the existing Directors”. About Tim Burroughs Mr Burroughs has more than 40 years’ experience in finance, international banking and mergers and acquisitions. Mr Burroughs was formerly Chairman of Investment Banking at Goldman Sachs Australia, where he worked for 11 years. Prior to this, Tim held senior positions at Merrill Lynch including Chairman of Mergers and Acquisitions. From 1993- 1997, Tim was Principal at Centaurus Corporate Finance, a leading independent advisory firm. About Michael Ullmer AO Mr Ullmer has more than 40 years’ experience in international banking, finance and professional services. Mr Ullmer is the Chairman of Lendlease Corporation and was formerly a Non-executive Director of Woolworths Limited. Mr Ullmer was previously the Deputy Group Chief Executive Officer of the National Australia Bank (NAB) from 2007 to 2011. He joined NAB in 2004 as Finance Director and held a number of key positions including Chairman of the subsidiaries Great Western Bank (US) and JB Were. Prior to NAB, Mr Ullmer was at Commonwealth Bank of Australia initially as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Level 18, 275 Kent Street Sydney, NSW, 2000

Banking. Before that, he was a Partner at accounting firms KPMG (1982 to 1992) and Coopers & Lybrand (1992 to 1997).

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141